DONNER MINERALS LTD.

 						Number:  027-02
Dated:  November 18, 2002		TSX Venture Exchange Symbol: DML
						Frankfurt Stock Exchange Symbol: DNL


 			FALCONBRIDGE CONTINUES WITH SOUTH VOISEY BAY

 						NEWS RELEASE

Mr. Harvey Keats, President of Donner Minerals Ltd., is pleased to report that the Company has received confirmation from Falconbridge Limited that it will continue its option on the South Voisey Bay Project in 2003. In order to maintain its option, and based on prior expenditures, Falconbridge is required to incur a minimum of $1.7 million of expenditures in 2003.

The Company has also been advised by Falconbridge that it will contribute an additional $200,000 to the Labrador Regional Project. The Company will also be contributing $200,000 to this Project with the objective of identifying nickel-copper-cobalt targets in Labrador outside of the Voisey's Bay and South Voisey Bay areas.

The Company intends to continue its option on the Stephens Lake Project, located in Manitoba. Under the terms of an agreement between the Company and Falconbridge, the Company is required to spend $1 million in 2003, of which Falconbridge is required to fund $300,000, through equity private placements in the Company. Ground geophysics will be completed at Stephens Lake before year-end to locate airborne geophysical anomalies, and diamond drilling will begin as soon as ice conditions permit in 2003.




ON BEHALF OF THE BOARD OF
DONNER MINERALS LTD.


"Harvey Keats"
President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

Donner Minerals Ltd.
Suite 1360, 605 Robson Street, Vancouver, British Columbia Canada V6B 5J3
Telephone: (604) 683-0564 Fax: (604) 602-9311 or Toll Free: 1-800-909-8311
E-mail: donner@bed-rock.com or Web: http://www.donner-minerals.com